DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
As of December 31, 2023 and the date of the Annual Report (as defined below), Allego had the following securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ALLG	New York Stock Exchange
Capitalized terms used but not defined herein have the meanings given to them in Allego’s annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”).
The following is a summary of material terms of Allego’s securities. The summaries of Allego’s Articles of Association and the terms and conditions of Allego’s securities as set forth herein are qualified in their entirety by reference to the full text of Allego’s Articles of Association.
Share Capital
Authorized Share Capital
As of the date of the Annual Report, Allego has an authorized share capital in the amount of €108,000,000, divided into 900,000,000 Ordinary Shares, each with a nominal value of €0.12. Under Dutch law, Allego’s authorized share capital is the maximum capital that Allego may issue without amending the Articles. An amendment of the Articles would require a resolution of General Meeting upon proposal by the Board.
The Articles provide that, for as long as any Ordinary Shares are admitted to trading on NYSE or on any other regulated stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of Ordinary Shares reflected in the register administered by Allego’s transfer agent, subject to certain overriding exceptions under Dutch law. Such resolution, as well as a resolution to revoke such designation, has been made public in accordance with applicable law and has been deposited at the offices of the Company and the Dutch trade register for inspection.
Ordinary Shares
The following summarizes the material rights of holders of Ordinary Shares:
•each holder of Ordinary Shares is entitled to one vote per Ordinary Share on all matters to be voted on by shareholders generally, including the appointment of directors;
•there are no cumulative voting rights;
•the holders of Ordinary Shares are entitled to dividends and other distributions as may be declared from time to time by Allego out of funds legally available for that purpose, if any;
•upon Allego’s liquidation and dissolution, the holders of Ordinary Shares will be entitled to share ratably in the distribution of all of Allego’s assets remaining available for distribution after satisfaction of all Allego’s liabilities; and
•the holders of Ordinary Shares have pre-emption rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and the Articles.
Shareholders’ Register
Pursuant to Dutch law and the Articles, Allego must keep its shareholders’ register accurate and current. The Board keeps the shareholders’ register and records names and addresses of all holders of registered shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of Allego as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) on registered shares belonging to another or a pledge (pandrecht) in respect of such shares. The Ordinary Shares listed in this transaction will be held through DTC. Therefore, DTC or its nominee will be recorded in the shareholders’ register as the holder of those Ordinary Shares. The Ordinary Shares shall be in registered form (op naam).
Allego may issue share certificates (aandeelbewijzen) for registered shares in such form as may be approved by the Board.
Limitations on the Rights to Own Securities
Ordinary Shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. The Articles contain no limitation on the rights to own Allego’s shares and no limitation on the rights of non-residents of the Netherlands or foreign shareholders to hold or exercise voting rights.
General Meeting of Shareholders and Voting Rights
General Meetings may be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem’s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle, all in the Netherlands. The annual General Meeting must be held within six months of the end of each financial year. Additional extraordinary General Meetings may also be held, whenever considered appropriate by the Board and shall be held within three months after the Board has considered it to be likely that Allego’s shareholders’ equity (eigen vermogen) has decreased to an amount equal to or lower than half of Allego’s paid-in and called up share capital, in order to discuss the measures to be taken if so required.
Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of Allego’s issued share capital may request Allego to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the proponent(s) may, on their application, be authorized by a competent Dutch court in preliminary relief proceedings to convene a General Meeting. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested the Board to convene a General Meeting and the Board has not taken the necessary steps so that the General Meeting could be held within six weeks after the request.
A General Meeting must be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice must state the agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the General Meeting by proxy, as well as other information as required by Dutch law. Allego will observe the statutory minimum convening notice period for a General Meeting. The agenda for the annual General Meeting shall include, among other things, the adoption of Allego’s statutory annual accounts, appropriation of Allego’s profits and proposals relating to the composition of the Board, including the filling of any vacancies. In addition, the agenda shall include such items as have been included therein by the Board. The agenda shall also include such items requested by one or more shareholders or others with meeting rights under Dutch law representing at least 3% of Allego’s issued share capital. These requests must be made in writing or by electronic means and received by the Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.
In accordance with the Dutch Corporate Governance Code (the “DCGC”) and Allego’s Articles, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in Allego’s strategy (for example, the dismissal of members of the Board), the Board must be given the opportunity to invoke a reasonable period up to 180 days to respond to the shareholders' intentions. If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and must explore the alternatives. At the end of the response time, the Board must report on this consultation and the exploration of alternatives to the General Meeting. The response period may be invoked only once for any given General Meeting and shall not apply: (a) in respect of a matter for which either a response period or a statutory cooling-off period (as described below) has been previously invoked; or (b) if a shareholder holds at least 75% of Allego’s issued share capital as a consequence of a successful public bid.

Moreover, the Board can invoke a cooling-off period of up to 250 days when shareholders, using either their shareholder proposal right or their right to request a General Meeting, propose an agenda item for the General Meeting to dismiss, suspend or appoint a member of the Board (or to amend any provision in the Articles dealing with those matters) or when a public offer for Allego is made or announced without Allego’s support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of Allego and its business. During a cooling-off period, the General Meeting cannot dismiss, suspend or appoint members of the Board (or amend the provisions in the Articles dealing with those matters) except at the proposal of the Board. During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of Allego’s issued share capital at the time the cooling-off period was invoked, as well as with Allego’s Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on Allego’s website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, the Board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on Allego’s website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at Allego’s office and must be tabled for discussion at the next General Meeting.
Shareholders representing at least 3% of Allego’s issued share capital may request the Dutch Enterprise Chamber of the Amsterdam Court of Appeals for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
•the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of Allego and its business;
•the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; and
•if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and not terminated or suspended at the relevant shareholders’ request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).
The General Meeting is presided over by the chairperson of the Board. If no chairperson has been elected or if he or she is not present at the meeting, the General Meeting shall be presided over by the vice-chairperson of the Board. If no vice-chairperson has been elected or if he or she is not present at the meeting, the General Meeting shall be presided over by a person designated in accordance with the Articles. Directors may always attend a General Meeting. In these meetings, they have an advisory vote. The chairperson of the General Meeting may decide at his or her discretion to admit other persons to the meeting.
All shareholders and others with meeting rights under Dutch law are authorized to attend the General Meeting, to address the meeting and, in so far as they have such right, to vote pro rata to his or her shareholding. Shareholders may exercise these rights, if they are the holders of Ordinary Shares on the record date, if any, as required by Dutch law, which is currently the 28th day before the day of the General Meeting. Under the Articles, shareholders and others with meeting rights under Dutch law must notify Allego in writing or by electronic means of their identity and intention to attend the General Meeting. This notice must be received by Allego ultimately on the seventh day prior to the General Meeting, unless indicated otherwise when such meeting is convened.
Each Ordinary Share confers the right on the holder to cast one vote at the General Meeting. Shareholders may vote by proxy. No votes may be cast at a General Meeting on Ordinary Shares held by Allego or its subsidiaries or on Ordinary Shares for which Allego or its subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of Ordinary Shares held by Allego or its subsidiaries in its share capital are not excluded from the right to vote on such Ordinary Shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such Ordinary Shares were acquired by Allego or any of its subsidiaries. Neither Allego nor any of its subsidiaries may cast votes in respect of an Ordinary Share on which Allego or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a General Meeting.

Decisions of the General Meeting are taken by a simple majority of votes cast, except where Dutch law or the Articles provide for a qualified majority or unanimity.
Appointment and Removal of Directors
The General Meeting shall appoint the Directors and may at any time suspend or dismiss any Director. Allego’s directors are appointed by the General Meeting upon binding nomination by the Board. However, the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overrules a binding nomination, the Board shall make a new nomination.
At a General Meeting, a resolution to appoint a Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that General Meeting or in the explanatory notes thereto.
Allego currently has a classified board of directors serving staggered three year terms.
Certain Other Major Transactions
The Articles and Dutch law provide that resolutions of the Board concerning a material change to the identity or the character of Allego or the business are subject to the approval of Allego shareholders at the General Meeting. Such changes include:
•transferring the business or materially all of the business to a third-party;
•entering into or terminating a long-lasting alliance of Allego or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for Allego; and
•acquiring or disposing of an interest in the capital of a company by Allego or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if Allego prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in Allego’s most recently adopted annual accounts.
Dividends and Other Distributions
Dividends
Allego has never paid or declared any cash dividends in the past, and Allego does not anticipate paying any cash dividends in the foreseeable future. Allego intends to retain all available funds and any future earnings to fund the further development and expansion of its business. Under Dutch law, Allego may only pay dividends and other distributions from its reserves to the extent its shareholders’ equity (eigen vermogen) exceeds the sum of its paid-in and called-up share capital plus the reserves Allego must maintain under Dutch law or the Articles and (if it concerns a distribution of profits) after adoption of Allego’s statutory annual accounts by the General Meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from its reserves will be at the discretion of the Board and will depend upon a number of factors, including Allego’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Allego deems relevant.
Under the Articles, the Board may decide that all or part of the profits shown in Allego’s adopted statutory annual accounts will be added to Allego’s reserves. After reservation of any such profits, any remaining profits will be at the disposal of the General Meeting at the proposal of the Board for distribution on the Ordinary Shares, subject to applicable restrictions of Dutch law. The Board is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of the General Meeting. Dividends and other distributions shall be made payable no later than a date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to Allego (verjaring).
Allego may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution Allego is not able to pay its due and collectable debts, then its shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to Allego’s creditors. Allego has never declared or paid any cash dividends and Allego has no plan to declare or pay any dividends in the foreseeable future on Ordinary Shares. Allego currently intends to retain any earnings for future operations and expansion.
Since Allego is a holding company, its ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and Allego’s receipt of dividends, loans or other funds from, its subsidiaries. Allego’s subsidiaries are separate and distinct legal entities and have no obligation to make funds available to Allego. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which Allego’s subsidiaries may pay dividends, make loans or otherwise provide funds to Allego.
Exchange Controls
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in the Articles or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.
Squeeze-Out Procedure
A shareholder who holds at least 95% of Allego’s issued share capital for his or her own account, alone or together with group companies, may initiate proceedings against Allego’s other shareholders jointly for the transfer of their Ordinary Shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the Ordinary Shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the Ordinary Shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the Ordinary Shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.
Dissolution and Liquidation
Under the Articles, Allego may be dissolved by a resolution of the General Meeting, subject to a proposal of the Board. In the event of a dissolution, the liquidation shall be effected by the Board, unless the General Meeting decides otherwise. During liquidation, the provisions of the Articles will remain in force as far as possible. To the extent that any assets remain after payment of all of Allego’s liabilities, any remaining assets shall be distributed to Allego’s shareholders in proportion to their number of Ordinary Shares.